Exhibit 99.1

Snow Lake Lithium Announces Operational Update

MANITOBA, CAN, April 28, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), a company committed to operating the world’s first fully electric lithium mine, today is pleased to provide an operational update on its Snow Lake Project in Northern Manitoba.

Operational Highlights:

●	Metallurgical bulk sample commences. Bulk sample of two tonnes is being collected for Laboratory submission to advance the Company’s metallurgical analysis. One tonne collected from the Company’s Thompson Brothers (TBL) resource and one tonne from the Company’s Sherritt Gordon and Grass River resources

●	SGS Canada (“SGS”) will process the samples and utilize DMS/Flotation targeting a 6% concentrate of Li2O at its Lakefield Laboratory in Ontario

•	SGS Canada will subsequently conduct testing in collaboration with Primero to create a battery grade lithium hydroxide material to support Primero’s ongoing scoping study (April 11, 2022 - https://ir.snowlakelithium.com/news-events/press-releases/detail/49/manitoba-celebrates-snow-lake-lithiums-study-to-establish)

●	Results from the winter drilling program are imminent

The first target of the bulk sample drilling program will be the Grass River dyke (December 6, 2021 -https://ir.snowlakelithium.com/news-events/press-releases/detail/32/snow-lake-resources-ltd-samples-up-to-6-97-wt-li2o-from). Snow Lake plans to drill a series of diamond drill holes on the Grass River dyke with the purpose of generating 1.0 metric tonne of material that will be sent to SGS in Lakefield for advanced metallurgical testing. Drilling for Grass River bulk sample is currently underway.

While drilling the third hole in Grass River (GT-MT-003) during the Company’s winter drilling program, 46.0 meters of very coarse grain spodumene was intercepted. Overall spodumene is estimated at 25%, with half meter sections as high as 50%. Average grain size was approximately 5 cm, while crystals are highly variable ranging from greater than 10 cm to as small as 1 cm. See Photo 1 to 3. Figure 1.0 shows the location of where the bulk sample will be taken, and Table 1.0 displays the Universal Transverse Mercator (UTM) location data with the azimuth and dip of the hole.

The Company’s working plan is also to collect a similar bulk sample from the Thompson Brothers dyke in the coming weeks. It is anticipated that 222 metres of drill core dyke material will be required for each sample.

Dale Schultz VP of Resource Development, commented, “Snow Lake is intensely focused on accelerating its lithium mining project into commercial production and the expected success of the ongoing drilling program will hopefully provide us the data necessary to update our resource during the third quarter of this year and expand our resource accordingly. We are very excited about the prospect of the SG / Grass River pegmatite providing us with sufficient resource to go into production as a starter pit based on historic and recent data provided from our drilling and geophysical surveys. Bulk sampling is the next phase of the metallurgical analysis required for the Snow Lake definitive feasibility study and for advancing the hydroxide scoping study that is currently underway for our identified site in South Manitoba. The initial results from this program are very encouraging and affirming of our strategy.”

Philip Gross CEO further commented “Our team on the ground led by Dale Schultz has done an incredible job this season in advancing the trajectory of our prospective lithium mining project under challenging circumstances. The completion of the first phase of resource expansion will be an important milestone for Snow Lake and identifying a starter pit while concurrently expanding the mine life will have a very positive impact on the overall economics of our Snow Lake lithium mining project in a significant fashion. We are very enthused by the progress to date and remain on schedule to deliver an integral component of the ecosystem necessary for the evolution to a post carbon electric economy in North America.”

Photo 1.0 – Coarse grained spodumene for GRMT-003

Photo 2.0 – Coarse grained spodumene for GRMT-003

Hole ID	X	Y	Az	Dip
GRMT-003	452,777	6,077,395	200	-60

NAD 83 - UTM Zone 14

Photo 3.0 – Coarse grained spodumene for GRMT-003

Table 1.0 – Location, Azimuth and Dip of GRMT-003

Figure 1 – Map Showing the Location of TBL, SGP, GRP and BYP targets

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

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